John L. Reizian

Vice President and Associate General Counsel

The Lincoln National Life Insurance Company

350 Church Street

Hartford, CT 06103-1105

Telephone: (860) 466-1539

Facsimile:  (860) 466-1778

John.Reizian@LFG.com

VIA EDGAR

December 22, 2009

U. S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products, Room 8634; Mail 8629

100 F Street, NE

Washington, DC 20549-4644

Re:	Lincoln Life Flexible Premium Variable Life Account Y (“Account”)
The Lincoln National Life Insurance Company
File No. 333-156123; 811-21028; CIK: 0001163403
Request or Acceleration

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned Depositor and Principal Underwriter for the variable universal life insurance policies to be issued through the Account, filed on Form N-6, respectfully requests that the effective date of the Registration Statement be accelerated to December 22, 2009, or as soon thereafter as practicable.

Lincoln, as Depositor, on behalf of the Registrant, and Lincoln Financial Distributors, Inc., as Principal Underwriter, acknowledge the following: should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact John L. Reizian, Esquire at (860) 466-1539 with any questions or comments about this Request.

The Lincoln National Life Insurance Company		Lincoln Financial Distributors, Inc.
(Depositor)		(Principal Underwriter)

/s/ Joshua R. Durand		/s/ Thomas F. Murray

By:	Joshua R. Durand	Thomas F. Murray
Assistant Vice President		Vice President